ING Life Insurance and Annuity Company
Variable Annuity Account C

Supplement dated February 5, 2004

The information in this Supplement updates and amends certain information contained in the supplement dated December 8, 2003 to the Prospectuses and Prospectus Summaries each dated May 1, 2003, for variable insurance products funded by the above separate account. You should read this Supplement along with the applicable supplement and Prospectus or Prospectus Summary.

Effective February 2, 2004, references to offering period, guarantee period and maturity date for ING GET U.S. Core Portfolio – Series 3 are replaced with the following:

Offering period:	December 12, 2003 through March 11, 2004
Guarantee period:	March 12, 2004 through March 13, 2009
Maturity date:	March 13, 2009

X.WKST-03B   February 2004
C04-0202-013R